UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 14, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Zogenix, Inc.

File No. 001-34962 - CF#31798

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Zogenix, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 6, 2014.

Based on representations by Zogenix, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through September 7, 2020
Exhibit 10.2	through November 2, 2022
Exhibit 10.3	through November 1, 2016
Exhibit 10.4	through October 25, 2016
Exhibit 10.5	through January 13, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary